Exhibit 99.1

Sapiens’ AdvantageGo Unveils Underwriting Workbench 3.0 to Redefine Underwriting as an Intelligent Business Platform

Now available in EMEA and North America, the Underwriting Workbench delivers operational efficiency and accelerates growth through automation and streamlined workflows, accelerating AdvantageGo’s expansion across the global P&C market

London, UK – October 9, 2025 – AdvantageGo, a Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global leader in intelligent SaaS-based software solutions, today announced the launch of the new version of its Underwriting Workbench, which is expected to strengthen the company’s presence in property & casualty (P&C) markets in EMEA and North America.

Version 3.0 transforms the workbench from traditional pre-bind underwriting software into a comprehensive, intelligent business management solution that supports the needs of key stakeholders across the insurance value chain. This equips underwriters with proactive, portfolio-driven decision intelligence for optimal risk selection.

This major release represents a paradigm shift in how global specialty insurers approach underwriting, portfolio management, and operational efficiency.

“We’ve reimagined the entire underwriting process with Underwriting Workbench v3.0, moving beyond linear workflows and basic administration, to create a truly intelligent system that adapts to how underwriters actually work,” said Lee Williams, Vice President of the AdvantageGo business unit. “This will drive unprecedented collaboration across the insurer hierarchy, powered by sophisticated decision intelligence capabilities.”

“The insurance industry has long been constrained by legacy systems that force underwriters into rigid processes,” added Williams. “Underwriting Workbench v3.0 recognizes that modern underwriting requires flexibility, intelligence, and collaboration. We’ve built a platform that works the way underwriters think.”

Building on AdvantageGo’s proven success in the London Market, the release of Underwriting Workbench v3.0 marks a strategic expansion into North America. By tailoring its capabilities to the unique demands of the U.S. and Canadian P&C sectors, the platform delivers tangible benefits in underwriting digitization, modernization, and data-driven insights.

Key features and benefits include:

●	Non-linear workflow architecture

The new platform allows underwriters to navigate cases dynamically, to reduce bottlenecks and improve decision-making.

●	Seamless Collaboration and Integration

Deep integration with Microsoft Outlook and Microsoft Teams transforms how underwriting teams collaborate. Real-time document sharing, automated notifications, and embedded workflow discussions ensure all stakeholders remain aligned.

●	Real-Time, Customizable Analytics

Advanced analytics capabilities deliver instant insights tailored to individual roles and responsibilities. Users can create personalized experiences that track key performance indicators, risk exposures, and market trends relevant to their specific focus areas.

●	Dedicated User Interfaces

The workbench introduces four new modes: Action, Performance, Manager, and Admin. Each mode provides a dedicated user interface and experience optimized for operations and IT, C-suite, senior underwriters and assistant underwriters. Manager mode brings integrated data insights into one place, enabling focused portfolio management, appetite building, and strategic decision-making.

●	AI Insights and Operational Excellence

Advanced analytics and real-time insights empower underwriters to make faster, more informed decisions, backed by comprehensive data. Non-linear workflows and intelligent automation reduce manual processes, eliminate redundancies, and accelerate time-to-decision.

About AdvantageGo

With over 30 years of industry experience, AdvantageGo, a Sapiens company, delivers a single, modular platform designed specifically for specialty and commercial (re)insurers that empowers underwriters with an underwriting workbench, exposure management, and policy administration modules that drive the complete policy lifecycle, from pre-bind risk and portfolio assessment value, to policy renewals and beyond. Together with the AdvantageGo ecosystem of third-party data sources, applications, and systems integrators, underwriters have an integrated flow of timely, data-driven underwriting insights for improved risk selection in the moments that matter.

Learn more at www.advantagego.com, or LinkedIn.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information, visit https://sapiens.com, or follow us on LinkedIn.

On August 12, 2025, Sapiens announced that it entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in cash, valuing Sapiens at approximately $2.5 billion.

Media Contact:

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Investor Relations, Sapiens
Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com